CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015 and 2014

(Expressed in U.S. dollars)

Banro Corporation
CONTENTS

Management’s Reports		3
Reports of Independent Registered Public Accounting Firm		5
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Financial Position		7
Consolidated Statements of Comprehensive (Loss)/Income		8
Consolidated Statements of Changes in Equity		9
Consolidated Statements of Cash Flow		10
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.	Corporate information	11
2.	Basis of preparation	11
3.	Summary of significant accounting policies, estimates and judgments	12
4.	Subsidiaries	23
5.	Cash and cash equivalents	24
6.	Trade and other receivables	24
7.	Prepaid expenses and deposits	25
8.	Inventories	25
9.	Long-term investment	25
10.	Property, plant and equipment	26
11.	Exploration and evaluation	28
12.	Mine under construction	28
13.	Trade and other payables	29
14.	Deferred revenue	29
15.	Bank loans	30
16.	Other liabilities	30
17.	Derivative Instruments	31
18.	Provision for closure and reclamation	33
19.	Long-term debt	34
20.	Preference shares	35
21.	Share capital	39
22.	Share-based payments	40
23.	Commitments and contingencies	41
24.	Related party transactions	41
25.	Segmented reporting	42
26.	Production costs	44
27.	General and administrative expenses	44
28.	Other charges and provisions, net	45
29.	Finance expenses	45
30.	Put options	46
31.	Financial risk management objectives and policies	46
32.	Cash flows	51
33.	Income taxes	52
34.	Events after the reporting period	54

Management’s Report

Management’s Responsibility for Financial Statements

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Banro Corporation. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review reporting issues.

The consolidated financial statements for the year ended December 31, 2015 have been audited by Deloitte LLP, Independent Registered Public Accounting Firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

(Signed) “John Clarke”	(Signed) “Kevin Jennings”

John Clarke	Kevin Jennings
Chief Executive Officer	Chief Financial Officer

Toronto, Canada

March 28, 2016

Management’s Report

Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that there was a material weakness in internal controls over financial reporting relating to segregation of duties, including within the SAP, accounting system, being inadequate for multiple individuals within the Company. This gives these individuals the ability to prepare and post journal entries across all account balances in the subsidiaries they had access to. Additionally, some individuals could park and post journal entries across all balances within the company. While the Company relies on manual controls over financial reporting, this specific access privilege nullified the validity of management’s review procedures and existing non-ITGC segregation of duties within the Company’s control framework.

The effectiveness of the Company’s internal controls over financial reporting as at December 31, 2015 has been audited by Deloitte LLP, Independent Registered Public Accounting firm, as stated in their report located on page 6 of the Annual Consolidated Financial Statements.

(Signed) “John Clarke”	(Signed) “Kevin Jennings”

John Clarke	Kevin Jennings
Chief Executive Officer	Chief Financial Officer

Toronto, Canada

March 28, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banro Corporation

We have audited the accompanying consolidated financial statements of Banro Corporation and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, and the consolidated statements of comprehensive (loss)/income, consolidated statements of changes in equity, and consolidated statements of cash flow for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Banro Corporation and subsidiaries as at December 31, 2015 and 2014, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2(b) in the consolidated financial statements, which indicates that there exists a material uncertainty as to the Company’s ability to secure additional financing along with other matters as set forth in Note 2(b) that raises substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2016 expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 28, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banro Corporation

We have audited the internal control over financial reporting of Banro Corporation and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in internal controls over financial reporting relating to segregation of duties. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2015, of the Company and this report does not affect our report on such consolidated financial statements.

In our opinion, because of the effects of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained an effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards, the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated March 28, 2016 expressed an unmodified/unqualified opinion on those consolidated financial statements and included an emphasis of matter paragraph regarding the Company’s ability to continue as a going concern.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 28, 2016

Banro Corporation
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars)

		December 31,	December 31,
	Notes	2015	2014
		$	$
ASSETS
Current Assets
Cash and cash equivalents	5	2,262	1,002
Trade and other receivables	6	13,020	7,261
Prepaid expenses and deposits	7	7,081	6,164
Inventories	8	28,189	28,893
		50,552	43,320
Non-Current Assets
Long-term investment	9	-	1,061
Property, plant and equipment	10	289,627	295,010
Exploration and evaluation	11	139,738	129,959
Inventories	8	3,802	3,874
Mine under construction	12	388,012	414,258
		821,179	844,162
TOTAL ASSETS		871,731	887,482

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade and other payables	13	82,235	86,396
Deferred revenue	14	5,838	3,000
Bank loans	15	11,921	17,123
Other liabilities	16	2,033	3,405
Derivative instruments - mark-to-market	17	28,763	1,393
		130,790	111,317
Non-Current Liabilities
Deferred revenue	14	42,529	-
Bank loans	15	3,012	3,869
Other liabilities	16	5,366	-
Derivative instruments - mark-to-market	17	25,004	-
Provision for closure and reclamation	18	8,066	7,755
Long-term debt	19	168,127	200,921
Preference shares	20	69,337	71,116
		321,441	283,661
Total Liabilities		452,231	394,978

Shareholders’ Equity
Share capital	21	518,629	518,615
Warrants	21b	13,356	13,356
Contributed surplus	22	43,431	42,526
Accumulated other comprehensive (loss)/income		-	380
Deficit		(155,916)	(82,373)
		419,500	492,504
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		871,731	887,482

Commitments and contingencies	23

The accompanying notes are an integral part of these consolidated financial statements.

Approved and authorized for issue by the Board of Directors on March 22, 2016. Signed on behalf of the Board of Directors by:

/s/ John Clarke	/s/ Richard Brissenden
John Clarke, President and CEO	Richard Brissenden, Chairman of the Board

Banro Corporation
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
(Expressed in thousands of U.S. dollars)

		For the years ended
		December 31,	December 31,
	Notes	2015	2014
		$	$
Operating revenue		156,710	125,436

Operating expenses
Production costs	26	(74,917)	(69,148)
Depletion and depreciation	10	(25,748)	(26,897)
Total mine operating expenses		(100,665)	(96,045)

Gross earnings from operations		56,045	29,391

General and administrative expenses	27	(12,074)	(11,318)
Share-based payments	22	(733)	(552)
Other charges and provisions, net	28	(11,842)	(1,141)
Impairment charge	12	(84,300)	-
Net (loss)/income from operations		(52,904)	16,380

Finance expenses	29	(20,195)	(15,623)
Foreign exchange gain/(loss)		(47)	(442)
Interest income		3	5
Net (loss)/income before tax		(73,143)	320

Income tax expense		(400)	-
Net (loss)/income		(73,543)	320

Items that may be reclassified to profit or loss:
Fair value (loss)/gain on available-for-sale financial asset	9	(989)	380
Fair value loss realized on sale of financial asset	9	609	-
Total comprehensive (loss)/income		(74,532)	700

(Loss)/income per share
Basic	21c	(0.29)	0.00
Diluted	21c	(0.29)	0.00

Weighted average number of common shares outstanding
Basic	21c	252,137	252,101
Diluted	21c	252,137	252,101

The accompanying notes are an integral part of these consolidated financial statements.

Banro Corporation
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S dollars)

		Share capital
		Number of				Currency	Available-		Total
	Notes	common			Contributed	Translation	for-sale		Shareholders’
		shares	Amount	Warrants	Surplus	Adjustment	asset	Deficit	Equity
		(in thousands)	$	$	$	$	$	$	$
Balance as at January 1, 2014		252,101	518,615	13,356	41,793	(87)	-	(82,693)	490,984
Net income for the year		-	-	-	-	-	-	320	320
Share-based payments	22	-	-	-	747	-	-	-	747
Long-term investment	9	-	-	-	(14)	110	-	-	96
Foreign currency translation differences of foreign investment in associate	9	-	-	-	-	(23)	-	-	(23)
Fair value gain on available-for-sale financial asset	9	-	-	-	-	-	380	-	380
Balance as at December 31, 2014		252,101	518,615	13,356	42,526	-	380	(82,373)	492,504
Net loss for the year		-	-	-	-	-	-	(73,543)	(73,543)
Exercise of stock options	22	58	14	-	(5)	-	-	-	9
Share-based payments	22	-	-	-	910	-	-	-	910
Fair value loss on available-for-sale financial asset	9	-	-	-	-	-	(989)	-	(989)
Fair value loss realized on sale of financial asset	9	-	-	-	-	-	609	-	609
Balance as at December 31, 2015		252,159	518,629	13,356	43,431	-	-	(155,916)	419,500

The accompanying notes are an integral part of these consolidated financial statements.

Banro Corporation
CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousands of U.S dollars)

		For the years ended
		December 31,	December 31,
	Notes	2015	2014
		$	$
Cash flows from operating activities
Net (loss)/ income after tax		(73,543)	320
Adjustments for:
Recognition of non-cash revenue	14	(18,951)	(13,369)
Depletion and depreciation	10	25,823	26,985
Unrealized foreign exchange (gain)/loss		(141)	348
Share-based payments	22	733	552
Employee retention allowance	16	522	501
Finance expense excluding bank charges, net of interest income	29	18,060	11,745
Accretion on closure and reclamation	18	676	620
Impairment charge	12	84,300	-
Other charges and provisions, net	28	10,651	50
Income tax expense	33	400	-
Interest paid		(4,615)	(4,741)
Interest received		3	5
Operating cash flows before working capital adjustments		45,109	23,016
Working capital adjustments	32	(9,372)	18,512
Net cash flows provided by operating activities		34,546	41,528

Cash flows from investing activities
Acquisition of property, plant, and equipment	10	(25,004)	(15,754)
Exploration and evaluation expenditures and associated working capital movements	11	(10,407)	(8,658)
Expenditures on mine under construction and associated working capital movements, net of pre-production revenue	12	(31,950)	(49,031)
Interest paid		(18,199)	(19,091)
(Repayment of)/Proceeds from deferred revenue	14	-	(2,000)
Proceeds from sale of Investment	9	110	-
Advances - Long-term investment	9	-	(1)
Net cash used in investing activities		(85,450)	(94,535)

Cash flows from financing activities
Bank overdraft	13	2,385	3,163
Net proceeds from non-equity financing	32	62,324	70,337
Exercise of share-based payments	22	9	-
Payment of dividends	20	(5,251)	(2,287)
Finance lease payment	16	(1,172)	-
Net (repayments of) /proceeds from bank loans	15	(6,059)	(21,614)
Net cash provided by financing activities		52,236	49,599

Effect of foreign exchange on cash and cash equivalents		(72)	(42)
Net increase/(decrease) in cash and cash equivalents		1,260	(3,450)
Cash and cash equivalents, beginning of the year		1,002	4,452
Cash and cash equivalents, end of the year		2,262	1,002

Total interest paid		(22,814)	(23,832)

Other cash flow items and non-cash transactions (Note 32)

The accompanying notes are an integral part of these consolidated financial statements.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

1.	CORPORATE INFORMATION

Banro Corporation’s business focus is the exploration, development and production of mineral properties in the Democratic Republic of the Congo (the “Congo”). Banro Corporation (the “Company”) was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014 include the accounts of the Company and of its wholly-owned subsidiary incorporated in the United States, Banro American Resources Inc., as well as its subsidiary in the Congo, Banro Hydro SARL, and its subsidiary in Barbados, Banro Group (Barbados) Limited. The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, and 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014, have been prepared in accordance with IFRS and IFRS Interpretation Committee (“IFRIC”) interpretations issued and effective, at December 31, 2015 and 2014, respectively. The date the Company’s Board of Directors approved these consolidated financial statements was March 22, 2016.

b)	Continuation of Business

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for certain financial instruments which are presented at fair value.

The Company reported a net loss of $73,543 for the year ended December 31, 2015 (year ended December 31, 2014: net income of $320) and as at December 31, 2015 had a working capital deficit of $80,238 (December 31, 2014: $67,997).

The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding. In addition to the financing announced on December 31, 2015 and which closed subsequent to year end (see Note 34), management is exploring all available options to secure additional funding, including forward sale agreements, equity financing and strategic partnerships. Given the continuation of weak investor sentiment and capital market conditions, there exists an uncertainty as to the Company’s ability to raise additional funds on favourable terms. In addition, the recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company’s ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In the event the Company is unable to identify economically recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment. Furthermore, these conditions indicate the existence of a material uncertainty that raises substantial doubt on the Company’s ability to continue as a going concern.

These consolidated financial statements do not include any additional adjustments to the recoverability and classification of recorded asset amounts, classification of liabilities and changes to the statements of comprehensive (loss)/income that might be necessary if the Company was unable to continue as a going concern.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The accounting policies set out below have been applied consistently by all group entities and for all periods presented in these consolidated financial statements.

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an entity, exposure or rights to variable returns from the Company’s involvement with the entity, and the ability to use its power over the entity to affect the amount of the Company’s returns. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. The consolidated financial statements include the accounts of the Company and its subsidiaries.

ii.	Associate

Where the Company has the power to significantly influence but not control the financial and operating policy decisions of another entity, it is classified as an associate. Associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter for the post-acquisition changes in the Company’s share of the net assets of the associate, under the equity method of accounting. The Company’s share of post-acquisition profits and losses is recognized in the consolidated statement of comprehensive (loss)/income, except that losses in excess of the Company’s investment in the associate are not recognized unless there is a legal or constructive obligation to recognize such losses. If the associate subsequently reports profits, the Company’s share of profits is recognized only after the Company’s share of the profits equals the share of losses not recognized.

Profits and losses arising on transactions between the Company and its associates are recognized only to the extent of unrelated investor’s interests in the associate. The investor’s share in the associate’s profits and losses resulting from these transactions is eliminated against the carrying value of the associate.

Any premium paid for an associate above the fair value of the Company’s share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the Company’s investment in an associate. Where there is objective evidence that the investment in an associate has been impaired, the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

iii.	Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b)	Use of Estimates and Judgments

The preparation of these consolidated financial statements in conformity with IFRS as issued by the IASB requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in these consolidated financial statements is included in the following notes:

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

Estimates:

i.	Provision for closure and reclamation

The Company’s operation is subject to environmental regulations in the Congo. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation. During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the Congo. Additionally, actual estimated costs may differ from those projected as a result of a change over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

ii.	Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost of disposal (“FVLCD”) and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

iii.	Mineral reserve and resource estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine under construction assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

iv.	Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 22.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

v.	Depreciation of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on reserve ore tonnes mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves to be amortized under this method. Factors that are considered in determining reserves are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by appropriately qualified persons in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact profits and the carrying value of assets.

vi.	Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is used. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the assets useful life. Asset useful lives and residual values are re-evaluated annually.

vii.	Financial instruments

The Company makes estimates on the timing and amount of future cash flows of financial instruments based on the underlying nature of each financial instrument.

Judgments:

i.	Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mine under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use;
•	the ability to produce a saleable product;
•	the ability to sustain ongoing production at a steady or increasing level;
•	the mine has reached a level of pre-determined percentage of design capacity;
•	mineral recoveries are at or near the expected production level, and;
•	the completion of a reasonable period of testing of the mine plant and equipment.

When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs cease. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements or mineable reserve development are assessed to determine whether capitalization is appropriate.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

ii.	Provisions and contingencies

The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant laws and other appropriate requirements.

iii.	Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of comprehensive (loss)/income during the period the new information becomes available.

iv.	Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

v.	Functional and presentation currency

Judgment is required to determine the functional currency of the Company and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

vi.	Financial instruments

The Company make judgements with respect to the timing of the extinguishment of financial instruments. These judgements are continuously evaluated and are based on the underlying nature of each financial instrument.

With respect to financial instruments related to commodities, the Company made judgements with regards to their appropriate recognition and presentation based on the intent of the arrangement, the option to settle in cash and the impact of the Company’s quantity and timing of expected future production.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

c)	Foreign Currency Translation

i.	Functional and presentation currency

These consolidated financial statements are presented in United States dollars (“$”), which is the Company’s and its subsidiaries’ functional and presentation currency and all values are rounded to the nearest thousand, unless otherwise indicated.

ii.	Foreign currency transactions

The functional currency for each of the Company’s subsidiaries and associates is the currency of the primary economic environment in which the entity operates. Transactions entered into by the Company’s subsidiaries and associates in a currency other than the currency of the primary economic environment in which they operate (their "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and amortization which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statement of comprehensive (loss)/income. Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the consolidated statement of comprehensive (loss)/income. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss. Non-monetary assets and liabilities are translated using their respective historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

d)	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts.

e)	Financial Assets

A financial asset is classified as either financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, held to maturity investments (“HTM”), or available for sale financial assets (“AFS”), as appropriate at initial recognition and, except in very limited circumstances, the classification is not changed subsequently. The classification is determined at initial recognition and depends on the nature and purpose of the financial asset. A financial asset is derecognized when contractual rights to the asset’s cash flows expire or if substantially all the risks and rewards of the asset are transferred.

i.	Financial assets at FVTPL

A financial asset is classified as FVTPL when the financial asset is held for trading or it is designated upon initial recognition as at FVTPL. A financial asset is classified as held for trading if (1) it has been acquired principally for the purpose of selling or repurchasing in the near term; (2) it is part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short term profit taking; or (3) it is a derivative that is not designated and effective as a hedging instrument. Financial assets at FVTPL are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in profit or loss. Transaction costs are expensed as incurred.

ii.	Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost less losses for impairment. The impairment loss of loans and receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the period in which they are identified. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the statements of comprehensive (loss)/income when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company has classified cash and cash equivalents, and trade and other receivables as loans and receivables.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

iii.	HTM investments

HTM financial instruments, which include short-term investments and the related transaction costs, are initially measured at fair value. Subsequently, HTM financial assets are measured at amortized cost using the effective interest rate method, less any impairment losses.

iv.	AFS financial assets

Non-derivative financial assets not included in the above categories are classified as AFS financial assets. They are carried at fair value with changes in fair value generally recognized in other comprehensive loss and accumulated in the AFS reserve. Impairment losses are recognized in profit or loss. Purchases and sales of AFS financial assets are recognized on settlement date with any change in fair value between trade date and settlement date being recognized in the AFS reserve. On sale, the cumulative gain or loss recognized in other comprehensive income is reclassified from the AFS reserve to profit or loss.

v.	Impairment of financial assets

The Company assesses at each reporting date whether a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective rate.

The carrying amount of all financial assets, excluding advances and other receivables, is directly reduced by the impairment loss. The carrying amount of receivables is reduced through the use of an allowance account. Associated allowances are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. A provision for impairment is made in relation to advances and other receivables, and an impairment loss is recognized in profit and loss when there is objective evidence that the Company will not be able to collect all of the amounts due under the original terms. The carrying amount of the receivable is reduced through the use of an allowance account.

With the exception of AFS equity instruments, if in a subsequent period the amount of impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had the impairment not been recognized. Reversals for AFS equity instruments are not recognized in profit or loss.

vi.	Effective interest method

The effective interest method calculates the amortized cost of a financial instrument asset or liability and allocates interest income or cost over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts or payments over the expected life of the financial asset or liability, or where appropriate, a shorter period. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as FVTPL.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

f)	Financial Liabilities

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

i.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include trade and other payables, bank loans, long term debt and other financial liabilities.

ii.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the consolidated statement of comprehensive income. The Company has derivative liabilities and preferred shares classified as FVTPL.

g)	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other costs are expensed.

h)	Commercial Production

The Company assesses the stage of each mine under construction to determine when a mine has moved into the commercial production phase. Capitalization of costs, including certain mine development and construction costs, ceases when the related mining property has reached a pre-determined level of operating capacity intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against capitalized costs. During the production phase of a mine, costs incurred relating to mining asset additions or improvements or mineable reserve development are assessed to determine whether capitalization is appropriate.

i)	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for mineral sales in the normal course of business, net of discounts and sales related taxes. Revenue from the sale of gold is recognized when control of the gold and the significant risks and rewards of ownership are transferred to the customer, which is usually when title has passed to the customer, the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, the amount of revenue can be measured reliably, collection is reasonably assured, and costs can be measured reliably.

The Company recognizes deferred revenue in the event it receives payments from customers before a sale meets the criteria for revenue recognition.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

j)	Income Per Share

Basic income per share is computed by dividing the net income applicable by the weighted average number of common shares outstanding during the reporting period. Diluted income per share is computed by dividing the net income by the sum of the weighted average number of common shares issued and outstanding during the reporting period and all additional common shares for the assumed exercise of convertible instruments outstanding for the reporting period, if dilutive. The treasury stock method is used for the assumed proceeds upon the exercise of convertible instruments that are used to purchase common shares at the average market price during the reporting period.

k)	Inventories

Inventories include gold bullion, gold-in-process, stockpiled ore, and mine operating supplies. Inventories are valued at the lower of cost and net realizable value. The cost of stockpiled ore is based on the weighted average cost per tonne. The cost of gold bullion and gold-in-process is based on the average cost of production, which includes all costs attributable to the extraction and processing of ore. The costs of production include: i) materials, equipment, labor and contractor expenses directly attributable to the extraction and processing of ore; ii) depletion and depreciation of property, plant, and equipment used in the extraction and processing of ore; and iii) related production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less all estimated costs of completion and costs necessary to make the sale.

l)	Property, Plant and Equipment (“PPE”)

i.	Recognition and measurement

Items of PPE are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and any other cost directly attributable to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company. Assets in the course of construction are capitalized in the construction in progress category and transferred to the appropriate category of PPE upon completion. When components of an asset have different useful lives, depreciation is calculated on each separate component.

ii.	Subsequent costs

The cost of replacing part of an item of PPE is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized and included in net income. If the carrying amount of the replaced component is not known, it is estimated based on the cost of the new component less estimated depreciation. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii.	Depreciation

Depreciation is based on the cost of an asset less its residual value. PPE associated with mining operations are depreciated over the estimated useful lives of the assets on a unit of production basis which is measured by the portion of the mine’s economically recoverable ore reserves produced during the period. All other equipment is depreciated over the estimated useful life of the asset using the straight line method, declining balance method at a rate of 20% to 30% as appropriate, or service meter units.

Depreciation methods, useful lives and residual values are reviewed at each annual reporting period and adjusted, if appropriate. Changes in estimates are accounted for prospectively. Depreciation commences when an asset is available for use or in production.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

iv.	Gains and losses

Gains and losses on disposal of an item of PPE are determined by comparing the net proceeds from disposal with the carrying amount of the PPE, and are recognized net within other charges and provisions in the consolidated statement of comprehensive (loss)/income.

v.	Repairs and maintenance

Repairs and maintenance costs are charged to production costs as incurred, except major inspections or overhauls that are performed at regular intervals over the useful life of an asset are capitalized as part of PPE.

vi.	Derecognition

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the assets (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is included within other changes and provisions in the consolidated statement of comprehensive (loss)/income in the period the item is derecognized.

m)	Exploration and Evaluation Assets

All direct costs related to exploration and evaluation of mineral properties, net of incidental revenues, are capitalized under exploration and evaluation assets. Exploration and evaluation expenditures include such costs as acquisition of rights to explore; sampling, trenching and surveying costs; costs related to topography, geology, geochemistry and geophysical studies; drilling costs and costs in relation to technical feasibility and commercial viability of extracting a mineral resource.

A regular review of each property is undertaken to determine the appropriateness of continuing to carry forward costs in relation to exploration and evaluation of mineral properties. Should the carrying value of the expenditure not yet amortized exceed its estimated recoverable amount in any year, the excess is written off to the consolidated statement of comprehensive (loss)/income.

n)	Mine Under Construction

Upon the conclusion to actively develop a facility to extract mineral resources, exploration and development expenditures are transferred to mine under construction. All subsequent expenditures on the construction, installation or completion of infrastructure facilities are capitalized to mine under construction until the commencement of commercial production. Development expenditures are net of proceeds from sale of ore extracted during the development phase. When commercial production starts, all assets included in mine under construction are transferred to PPE. Capitalized development expenditures are not depreciated until the assets are ready for their intended use. Upon completion of construction, mining assets are amortized on a unit of production basis which is measured by the portion of the mine’s economically recoverable ore reserves produced during the period. Impairment is tested using the same method as other non-financial assets.

o)	Impairment of Non-financial Assets

The Company’s non-financial assets are assessed for indication of impairment at each reposting date when facts and circumstances suggest that the carrying amount of any asset may exceed its recoverable amount. If any indications of impairment are present, an entity shall measure, present and disclose any resulting impairment in accordance with IAS 36 Impairment of Assets. Internal factors, such as budgets and forecasts, as well as external factors, such as expected future prices, costs and other market factors are also monitored to determine if indications of impairment exist. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the FVLCD and the asset’s value in use. This is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or the Company’s assets. If this is the case, the individual assets are grouped together into cash generating units (“CGU”) for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets. Exploration and evaluation assets are assessed to determine whether they are to be grouped into an operating CGU or if they must be assessed individually if no relevant CGU exists for the purpose of grouping for impairment purposes.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the consolidated statement of comprehensive (loss)/income as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost of disposal and value in use). FVLCD is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, and operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate.

During the year ended December 31, 2015, the Company recognized an impairment charge of $84,300 for its non-financial assets (see Note 12).

p)	Lease Liabilities

The determination of whether an arrangement is, or contains, a lease is based on the substance of the contractual arrangement at inception date, including whether the arrangement contains the use of a specific asset and the right to use that asset. Where the Company receives substantially all the risks and rewards of ownership of the asset, these arrangements are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, with the interest element of the lease charged to the consolidated statement of comprehensive (loss)/income as a finance cost. PPE acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

All other leases are classified as operating leases. Operating lease payments are recognized in the consolidated statement of comprehensive (loss)/income on a straight-line basis over the lease term.

q)	Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in profit and loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are only recognized to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilized.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in subsidiaries and associates where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

r)	Share-Based Payments

Equity-settled share-based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as share-based payments expense in the financial statements. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period based on the Company’s estimate of the number of share-based awards that will eventually vest. The number of forfeitures likely to occur is estimated on grant date and is revised as deemed necessary. Any consideration paid by directors, officers and employees on exercise of equity-settled share-based payments is credited to share capital. Shares are issued from treasury upon the exercise of equity-settled share-based instruments.

Compensation expense on stock options granted to non-employees is measured on the date when the goods or services are received at the fair value of goods or services received. When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value of the share-based payments, which is measured by use of a Black-Scholes valuation model, is used. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

s)	Provisions and Contingencies

Provisions are recognized when a legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate. The increase in the provision due to the time value of money is recognized as interest expense.

When a contingency substantiated by confirming events, can be reliably measured and is probable to result in an economic outflow, a liability is recognized as the best estimate required to settle the obligation. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

t)	Newly Applied Accounting Standards

The following amended standards were applied as of January 1, 2015:

•	IFRS 8, “Operating Segments” (amendment); and
•	IAS 24, “Related Party Disclosures” (amendment).

The adoption of these amended standards did not have a significant impact on the Company’s consolidated financial statements.

u)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is intended to reduce the complexity for the classification, measurement, and impairment of financial instruments. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) were published by the IASB in December 2014. The amendments define the application of the consolidation exception for investment entities. They are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of these standards on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014 and will replace IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations. IFRS 15 provides a more detailed framework for the timing of revenue recognition and increased requirements for disclosure of revenue. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016 and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The mandatory effective date is for annual periods beginning on or after January 1, 2019. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) were issued by the IASB in December 2014. The amendments clarify principles for the presentation and materiality consideration for the financial statements and notes to improve understandability and comparability. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue-based depreciation method for property, plant and equipment as it is not reflective of the economic benefits of using the asset. They clarify that the depreciation method applied should reflect the expected pattern of consumption of the future economic benefits of the asset. The amendments to IAS 16 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 38 Intangible Assets (“IAS 38”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue-based depreciation method for intangible assets. Exceptions are allowed where the asset is expressed as a measure of revenue or revenue and consumption of economic benefits for the asset are highly correlated. The amendments to IAS 38 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard on its consolidated financial statements.

4.	SUBSIDIARIES

The following table lists subsidiaries of the Company:

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

Name of Subsidiary	Place of Incorporation	Proportion of Beneficial Common Share Ownership Interest	Principal Activity
Twangiza Mining SA1	Congo	100%	Mining
Namoya Mining SA1	Congo	100%	Mining
Lugushwa Mining SA1	Congo	100%	Mining
Kamituga Mining SA1	Congo	100%	Mining
Banro Congo Mining SA1	Congo	100%	Mining
Banro Hydro SARL	Congo	100%	Infrastructure
Banro American Resources Inc.	United States of America	100%	Inactive
Twangiza (Barbados) Limited	Barbados	100%	Holding and Financing
Namoya (Barbados) Limited	Barbados	100%	Holding and Financing
Lugushwa (Barbados) Limited	Barbados	100%	Holding
Kamituga (Barbados) Limited	Barbados	100%	Holding
Banro Congo (Barbados) Limited	Barbados	100%	Holding
Banro Group (Barbados) Limited	Barbados	100%	Holding and Financing

1 During 2014, these entities were reincorporated as "SA" entities in the Congo as per changes in the country’s corporate laws.

5.	CASH AND CASH EQUIVALENTS

	December 31,	December 31,
	2015	2014
	$	$
Cash	2,207	786
Cash equivalents	55	216
Cash and cash equivalents	2,262	1,002

6.	TRADE AND OTHER RECEIVABLES

	December 31,	December 31,
	2015	2014
	$	$
Advances to employees	299	211
VAT receivable	10,014	6,797
Other receivables	2,707	253
	13,020	7,261

As at December 31, 2015, there was no allowance on the value-added taxes (“VAT”) or advances to employees as all amounts are expected to be fully recovered (December 31, 2014 - $nil).

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

7.	PREPAID EXPENSES AND DEPOSITS

	December 31,	December 31,
	2015	2014
	$	$
Supplier prepayments and deposits - Twangiza	3,078	3,066
Supplier prepayments and deposits - Namoya	3,160	1,959
Prepaid insurance and rent	843	1,139
	7,081	6,164

8.	INVENTORIES

	December 31,		December 31,
	2015		2014
	$	$	$
Stockpiled ore	1,431		709
Gold-in-process	761		723
Gold bullion	2,022		2,143
Mine operating supplies	23,975		25,318
Total current portion	28,189		28,893

Non-current Stockpiled ore[1]	3,802		3,874
Total non-current portion	3,802		3,874

Total	31,991		32,767

1 Includes low-grade material not scheduled for processing within the next twelve months.

During the year ended December 31, 2015, the Company recognized $74,631, (year ended December 31, 2014 - $69,148) of inventory as an expense within production costs in the consolidated statement of comprehensive (loss)/income.

9.	LONG-TERM INVESTMENT

The Company’s investment in Delrand Resources Limited (“Delrand”), which met the definition of an associate of the Company until May 2014, was classified as an available for sale financial asset as at December 31, 2014, and is summarized as follows:

Delrand Resources Limited	December 31,	December 31,
	2015	2014
Percentage of ownership interest	0.00%	7.06%
Common shares held	-	1,539
Total investment	-	$1,061

Delrand, a publicly listed entity on NEX in Canada and the JSE Limited in South Africa, is involved in the acquisition and exploration of mineral properties in the Congo. It has an annual reporting date of June 30. As of September 14, 2015, Delrand voluntarily delisted its shares from the Toronto Stock Exchange and began trading on NEX, a separate board of the TSX Venture Exchange.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

In December 2015, the Company sold its Delrand shares for total proceeds of $110. The fair value of the Company’s investment in Delrand, based on the closing price of Delrand’s shares on Toronto Stock Exchange as at December 31, 2014, was $1,061. As at December 23, 2015, the Company’s recorded a fair value loss of $989 in other comprehensive income/(loss) (year ended December 31, 2014 – the Company’s fair value gain was $380 was reflected in other comprehensive income). For the year ended December 31, 2015, the Company realized a fair value loss on sale of $570 in other charges and provisions in the consolidated statement of other comprehensive (loss)/income.

10.	PROPERTY, PLANT AND EQUIPMENT

The Company’s PPE are summarized as follows:

	Mining assets	Construction in progress	Plant and equipment	Total
	$	$	$	$
I) Cost
Balance as at January 1, 2014	54,771	35,293	276,596	366,660
Additions	-	14,249	4,421	18,670
Transfers	-	(48,010)	48,010	-
Disposals	-	-	(1,619)	(1,619)
Balance as at December 31, 2014	54,771	1,532	327,408	383,711
Additions	-	52	29,089	29,141
Transfers	-	-	-	-
Disposals	-	-	(2,754)	(2,754)
Balance as at December 31, 2015	54,771	1,584	353,743	410,098

II) Accumulated Depreciation
Balance as at January 1, 2014	12,750	-	41,805	54,555
Depreciation for the year	-	-	27,914	27,914
Depletion for the year	7,698	-	-	7,698
Disposals	-	-	(1,466)	(1,466)
Balance as at December 31, 2014	20,448	-	68,253	88,701
Depreciation for the year	-	-	30,726	30,726
Depletion for the year	3,591	-	-	3,591
Disposals	-	-	(2,547)	(2,547)
Balance as at December 31, 2015	24,039	-	96,432	120,471

III) Carrying amounts
Balance as at December 31, 2014	34,323	1,532	259,155	295,010
Balance as at December 31, 2015	30,732	1,584	257,311	289,627

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

During the year ended December 31, 2015, the Company removed assets with a total cost of $2,754 (year ended December 31, 2014 - $1,619), and accumulated depreciation of $2,547, (year ended December 31, 2014 - $1,466) from its accounting records that were no longer in use and a loss on disposition of assets of $125 was reported in the consolidated statement of comprehensive (loss)/income (year ended December 31, 2014 – $153) and $82 was reported in mine under construction (year ended December 31, 2014 - $nil). The Company’s PPE in the Congo are pledged as security.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

11.	EXPLORATION AND EVALUATION

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its five properties in the Congo:

					Banro
	Twangiza	Namoya	Lugushwa	Kamituga	Congo	Total
					Mining
Cost	$	$	$	$	$	$
Balance as at January 1, 2014	28,595	15,051	50,270	21,002	2,822	117,740
Additions	2,431	1,792	3,163	3,408	1,425	12,219
Balance as at December 31, 2014	31,026	16,843	53,433	24,410	4,247	129,959
Additions	1,516	1,185	2,921	2,924	1,233	9,779
Balance as at December 31, 2015	32,542	18,028	56,354	27,334	5,480	139,738

12.	MINE UNDER CONSTRUCTION

Development expenditures with respect to the construction of the Company’s Namoya mine are as follows:

Namoya Mine
Cost	$
Balance as at January 1, 2014	337,203
Additions	98,742
Pre-commercial production revenue	(21,687)
Balance as at December 31, 2014	414,258
Additions	111,372
Pre-commercial production revenue	(53,318)
Impairment	(84,300)
Balance as at December 31, 2015	388,012

Mine under construction is not depreciated until construction is completed. This is signified by the formal commissioning of a mine for production. Revenues realized from the sale of inventory produced before commencement of commercial production (“pre-commercial production revenue”) are recorded as a reduction of the respective mining asset. A capitalization rate of 10% was used for general borrowings. Total borrowing costs capitalized for the year ended December 31, 2015 were $24,000, (year ended December 31, 2014 - $23,773)

The Company performs impairment testing for its mine under construction when indications of potential impairment are identified. As at December 31, 2015, the Company identified the aggregate impact of the current period economic performance of Namoya compared to expectations, continued capitalization of pre-operating losses, a decrease in the long-term gold environment as well as a consolidated enterprise value that is lower than the net assets of the Company as indicators of a potential impairment. The Company performed an impairment assessment to determine the recoverable amount of the Namoya cash generating unit (“CGU”). The assessment indicated that the carrying amounts of the CGU exceeded the recoverable amount. Accordingly, the Company recognized an impairment charge of $84,300 for the year ended December 31, 2015 (year ended December 31, 2014 – $nil).

The recoverable amount of the Namoya CGU was determined by calculating the FVLCD, which has been determined to be greater than the value in use. The key assumptions used in determining the FVLCD for the CGU is life-of-mine (“LOM”) plans, long-term commodity prices, discount rates and contribution of non-reserve mineralization. The estimates of future cash flows were derived from the most recent LOM plan. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site. The Company used estimated annual gold prices with a range from $1,190 to $1,250 per ounce based on observable market data including spot price, and industry analyst consensus. A discount rate of 8.4% was applied to present value the net future cash flows based on the weighted average cost of capital to account for geopolitical risk and other CGU specific risks, which have not been included in the cash flows such as project risk.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

13.	TRADE AND OTHER PAYABLES

	December 31,	December 31,
	2015	2014
	$	$
Bank overdrafts	6,039	3,653
Accounts payable	51,715	70,358
Accrued liabilities	23,615	12,385
Promissory note	866	-
	82,235	86,396

Accounts payable and accrued liabilities are mainly comprised of amounts outstanding for purchases relating to exploration, development, and production activities and amounts payable for professional services. The credit term period for purchases typically ranges from 30 to 120 days.

14.	DEFERRED REVENUE

In April 2015, the Company closed a gold streaming transaction for the Namoya mine with an entity funded by investment funds managed by Gramercy Funds Management LLC (the “Purchaser”). The Company received a deposit of $50,000 in exchange for the delivery of 8.33% of the gold produced at the Namoya mine for an initial term of 40 years with automatic renewals for successive 15-year periods unless there is no mining activity for the last 15 years. At each point of delivery, the amount of the deposit is reduced by the market value of the gold delivered less the ongoing price of $150 per ounce paid by the Purchaser. In the Company’s consolidated financial statements, the deposit is accounted for as deferred revenue. This deferred revenue is recognized based on an implied value per ounce deliverable over the estimated output of the life-of-mine. During the year ended December 31, 2015, the Company delivered 2,809 ounces resulting in a deferred revenue balance of $48,367 as at December 31, 2015. Based on the expected timing of the deliveries, an amount of $42,529 has been classified as non-current.

In October 2014, the Company entered into a prepayment arrangement with Auramet International, LLC (“Auramet”) (the organization through which the Company currently sells gold produced from its mines) for $6,000 to deliver a total of 5,228 ounces of gold in equal monthly deliveries of 1,307 ounces from November 2014 to February 2015. As per the agreement, the Company delivered gold in November and December 2014 with a remaining balance of $3,000 for the delivery of 2,614 ounces as of December 31, 2014. The Company delivered 1,307 ounces each in January and February 2015.

Deferred revenue of $7,369 as at December 31, 2013, represented a prepayment arrangement for the delivery of 6,250 ounces of gold to Auramet in January 2014.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

15.	BANK LOANS

Lender	Ecobank	Rawbank	Rawbank	Banque	Banque	Total
				Commerciale du	Commerciale du
				Congo	Congo
Balance as of January 1, 2014	15,000	15,000	2,500	10,000	-	42,500
Proceeds	3,000	-	-	-	-	3,000
Renegotiation Fee	-	-	-	106	-	106
Repayments	(3,000)	(15,000)	(1,500)	(5,114)	-	(24,614)
Balance as of December 31, 2014	15,000	-	1,000	4,992	-	20,992
Proceeds	-	-	-	-	11,500	11,500
Repayments	(11,131)	-	(1,000)	(4,992)	(436)	(17,559)
Balance as of December 31, 2015	3,869	-	-	-	11,064	14,933
Current portion	3,869	-	-	-	8,052	11,921
Non-Current portion	-	-	-	-	3,012	3,012

Start Date	February 2013	February 2013	July 2013	September 2013	September 2015
End Date	February 2016	August 2014	September 2015	October 2015	July 2017
Interest rate	8.5%	9.0%	10.0%	9.5%	9.5%
Payment Frequency	Quarterly	Installments	Monthly	Monthly	Monthly

The Company has accrued interest on the facilities of $99 as of December 31, 2015 (December 31, 2014 - $154) which is included in accrued liabilities in its consolidated statement of financial position. The Company has recorded interest expense of $nil in the consolidated statement of comprehensive (loss)/income, for the year ended December 31, 2015 (year ended December 31, 2014 - $1,070) and $1,596 was capitalized to mine under construction for the year ended December 31, 2015 (year ended December 31, 2014 - $2,070) in relation to the bank loans.

16.	OTHER LIABILITIES

a)	Finance lease

The gross finance lease liabilities are repayable as follows:

	December 31,	December 31,
	2015	2014
	$	$
Within one year	2,537	-
Between two and five years	1,382	-
	3,919	-
Future interest	(591)	-
Present value of finance lease liabilities	3,328	-

The present values of finance lease liabilities are repayable as follows:

	December 31,	December 31,
	2015	2014
	$	$
Within one year	2,033	-
Between two and five years	1,295	-
Finance	3,328	-

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

During the year ended December 31, 2015, the Company entered into a finance lease for certain mobile equipment. Under the finance lease agreement, the Company has the option to purchase the equipment at any time by paying the remaining balance of the contract. The carrying amounts of the assets under lease as at December 31, 2015 is $4,908.

b)	Employee retention allowance

The Company has an employee retention incentive plan under which an amount equal to one-month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company). To qualify for this retention allowance, an employee must complete two years of service with the Company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at December 31, 2015, the Company had accrued a liability of $4,071(December 31, 2014 - $3,405).

The following table summarizes information about changes to the Company’s employee retention allowance during the year end December 31, 2015. As of December 31, 2015, retention allowance has been re-classified as a non-current liability in the statement of financial position.

$
Balance as at January 1, 2014	2,777
Additions	899
Forfeitures	(92)
Payments to employees	(179)
Balance as at December 31, 2014	3,405
Additions	1,123
Forfeitures	(127)
Payments to employees	(330)
Balance as at December 31, 2015	4,071

17.	DERIVATIVE INSTRUMENTS

a)	Gold Prepayment Arrangements

In February 2015, the Company closed a gold forward sale agreement relating to the Twangiza mine. The agreement provided for the prepayment by the purchaser of $20,000 for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month. The forward sale may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 20%. The terms of the forward sale also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. In April 2015, the Company closed a second gold forward sale agreement relating to the Twangiza mine. This agreement also provided for the prepayment by the purchaser of $20,000 for its purchase of 22,248 ounces of gold from the Twangiza mine, with the same terms as the first gold forward sale agreement referred to above. In September 2015, the said second gold forward sale agreement was amended for an additional prepayment by the purchaser of $7,000 for its purchase of an additional 8,481 ounces of gold from the Twangiza mine, with the gold deliverable beginning January 2016 over 33 months at 257 ounces per month. The Company has classified the obligation under the agreements as a financial instrument at fair value through profit or loss based on the intent, terms and nature of the agreements. Transaction costs of $300 were expensed during the year ended December 31, 2015 to the consolidated statement of comprehensive (loss)/income. As at December 31, 2015, a fair value of $39,767 was included in derivative instruments and for the year ended December 31, 2015 a loss of $5,504 relating to the revaluation of the instrument was reflected in the consolidated statement of comprehensive (loss)/income. The Company has classified $22,770 as non-current based on the expected timing of extinguishing the instrument.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

In May 2015, the Company closed a gold forward sale agreement with Rawbank SA relating to the Twangiza mine. The agreement provided a prepayment of $10,000 for the delivery of 9,508 ounces of gold in monthly quantities of 396 ounces over a period of 24 months. The agreement may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 13%. The terms of the agreement also include a gold floor price mechanism whereby, if the gold price falls below $1,150 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,150 per ounce for that month. As at December 31, 2015, a fair value of $7,143 was included in derivative instruments and for the year ended December 31, 2015, the Company reflected a loss of $357 in the consolidated statement of comprehensive (loss)/income relating to the revaluation of the instrument. Based on the expected timing of deliveries, an amount of $1,976 has been classified as a non-current liability.

In August 2015, the Company closed an agreement with a project vendor to deliver 2,842 ounces of gold in monthly quantities of 129 ounces over a period of 22 months to settle an outstanding balance of $2,894. The agreement may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 19%. The terms of the agreement also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. As at December 31, 2015, a fair value of $1,866 was included in derivative instruments and for the year ended December 31, 2015, the Company reflected a loss of $140 in the consolidated statement of comprehensive (loss)/income relating to the revaluation of the instrument. Based on the expected timing of deliveries, an amount of $258 has been classified as a non-current liability.

In October 2015, the Company closed a gold forward sale agreement with Auramet relating to the Twangiza mine for $2,000 and an additional $3,000 in December 2015. As at December 31, 2015, a fair value of $3,708 was included in derivative instruments and for the year ended December 31, 2015, the Company reflected a loss of $93 in the consolidated statement of comprehensive (loss)/income relating to the revaluation of the instrument. Based on the expected timing of deliveries, the entire amount is a current liability.

As at December 31 2014, the Company had an outstanding obligation to Auramet, valued at $1,291, for the delivery of 535 ounces per month in January and February 2015. In February 2015, the Company had delivered all ounces for this arrangement. A fair value loss of $111 on this obligation was reflected for the year ended December 31, 2015, in the consolidated statement of comprehensive (loss)/income.

	Twangiza	Rawbank	Project	Auramet	Total
	GSA		Vendor
	$	$	$	$	$
Balance as at January 1, 2015	-	-	-	1,291	1,291
Prepayment received	47,000	10,000	2,894	5,000	64,894
Gold delivered	(12,737)	(3,214)	(1,168)	(2,787)	(19,906)
Fair value loss/(gain)	5,504	357	140	204	6,205
Balance as at December 31, 2015	39,767	7,143	1,866	3,708	52,484
Current portion	16,997	5,167	1,608	3,708	27,480
Non-current portion	22,770	1,976	258	-	25,004

b)	Call Options

In connection with the deferred revenue recognized in October 2014, the Company issued call options for the purchase of 1,250 ounces per month for 4 months starting in June 2015 at a price of $1,400 per ounce. As of December 31, 2015, all call options had expired unexercised (December 31, 2014 – fair value derivative liability of $16). During the year ended December 31, 2015, the Company reflected a realized fair value gain of $16 on these call options in the consolidated statement of comprehensive (loss)/income (year ended December 31, 2014 - $37).

In connection with the $3,000 Auramet gold forward sale agreement, the Company issued call options for the purchase of 5,000 ounces expiring at the end of June 2016 at the price of $1,200 per ounce. As at December 31, 2015, a fair value of $40 was included in derivative instruments.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

c)	Warrants to Purchase Common Shares

On August 18, 2014, warrants were issued as a part of the liquidity backstop facility (the “Facility”) arranged by the Company (see Note 19). The warrants entitle the holders thereof to acquire 13.3 million common shares of the Company at a price of Cdn$0.269 per share for a period of 3 years, expiring August 18, 2017. As at December 31, 2015, all warrants issued were outstanding. For the year ended December 31, 2015, the Company reflected a fair value loss on the revaluation of these warrants of $1,157 in the consolidated statement of comprehensive (loss)/income (year ended December 31, 2014 – fair value gain of $274 and transaction costs of $10). As of December 31, 2015, the Company recorded a derivative liability of $1,243 (December 31, 2014 - $86). As of December 31, 2015, warrants have been classified as a current liability in the statement of financial position.

$
Fair value, January 1, 2014	360
Fair value gain	(274)
Fair value, December 31, 2014	86
Fair value loss	1,157
Balance as at December 31, 2015	1,243

18.	PROVISION FOR CLOSURE AND RECLAMATION

The Company recognizes a provision related to its constructive and legal obligations in the Congo to restore its properties. The cost of this obligation is determined based on the expected future level of activity and costs related to decommissioning the mines and restoring the properties. The provision for the Twangiza mine is calculated at the net present value of the estimated future undiscounted cash flows using an interest rate of 8.83% and estimated future undiscounted liability of $9,188 (December 31, 2014 - $9,060). For the year ended December 31, 2015, it was determined that the mine life was extended to 14 years, from 10 years, due to the increased reserve capacity at Twangiza. The provision for the Namoya mine is calculated at the net present value of the future estimated undiscounted liability using an interest rate of 8.65%, a mine life of 10 years, and estimated future undiscounted liability of $10,565 (December 31, 2014 - $10,281). For the year ended December 31, 2015, the Company recorded accretion expense of $676 (year ended December 30, 2014 - $620) in the consolidated statement of comprehensive (loss)/income. As at December 31, 2015, the Company recorded a provision for mine rehabilitation of $8,066 (December 31, 2014 - $7,755).

	Twangiza	Namoya
	Mine	Mine	Total
	$	$	$
Balance at January 1, 2014	2,023	2,195	4,218
Change in discount rate	1,371	1,557	2,928
Unwinding of the discount rate	293	327	620
Addition/(decrease) in obligation	(54)	43	(11)
Balance at December 31, 2014	3,633	4,122	7,755
Change in life of mine	(1,142)	-	(1,142)
Additions	38	101	139
Change in discount rate	258	380	638
Unwinding of the discount rate	272	404	676
Balance at December 31, 2015	3,059	5,007	8,066

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

19.	LONG-TERM DEBT

On August 18, 2014, the Company closed the Facility for gross aggregate proceeds of up to $35,000. The Facility provided for the issuance by the Company of two classes of notes, defined as Priority Lien Notes and Parity Lien Notes, as well as common share purchase warrants of the Company (see Note 17c). The notes had a maturity date of July 31, 2016, but were prepaid as a part of the Namoya gold streaming transaction completed on April 30, 2015 (see Note 14). Any interest payable on or before July 31, 2015 could be capitalized monthly by the Company by adding the accrued interest to the outstanding principal of the notes. The amount of capitalized interest up to the date of prepayment was $4,878.

On August 18, 2014, the Company drew down under the Facility a total of $27,700 ($19,700 in Priority Lien Notes and $8,000 in Parity Lien Notes). On August 29, 2014, the Company drew down under the Facility an additional $3,000 (as Priority Lien Notes). The monthly interest payable on the notes from August 31 to December 31 was capitalized. On October 17, 2014, the Company drew down the remaining balance of $4,300 in Priority Lien Notes. On December 9, 2014, the Facility was amended to increase the aggregate proceeds limit to $37,000 and the Company drew down an additional $2,000 in Parity Lien Notes.

The Company recognized the long-term debt portion of the securities issued under the Facility, at a fair value of $36,640 less transaction costs of $1,143, in its consolidated statement of financial position. As a portion of the proceeds from the Facility is attributable to the construction of the Namoya mine, the Company capitalized 100% of borrowing costs for the $2,000 in Parity Lien Notes and the related portion of all other borrowing costs calculated using a rate of 21.91% . For the year ended December 31, 2015, the Company capitalized borrowing costs of $680 (December 31, 2014 - $542) to mine under construction and recognized $1,829 (December 31, 2014 - $1,827) of borrowing costs under finance expense in its consolidated statement of comprehensive (loss)/income. As of December 31, 2015, the Company included capitalized interest on the outstanding principal of $nil (December 31, 2014 - $2,369) under long-term debt in its consolidated statement of financial position. In April 2015, the entire Facility was repaid in the amount of $40,701, including capitalized interest of $4,878 and a loss on extinguishment of $326.

On March 2, 2012, the Company closed a debt offering for gross proceeds of $175,000 (the ‘‘Offering’’). A total of 175,000 units (the ‘‘Units’’) of the Company were issued. Each Unit consisted of $1 principal amount of notes (the “Notes”) and 48 common share purchase warrants (the “Warrants”) of the Company. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $6.65 for a period of five years, expiring March 1, 2017.

The Company recognized the long-term debt portion of the Units, at its fair value of $160,959 less transaction costs of $9,197, in its consolidated statement of financial position. The residual value of $14,041 less $789 in transaction costs has been attributed to the Warrants. As a portion of the proceeds from the Offering is attributable to the construction of the Namoya mine, the Company will capitalize the related portion, 88%, of all borrowing costs. As at December 31, 2015, the fair value of the long-term debt is $105,000 (December 31, 2014 - $113,750) which is valued using a market approach. For the year ended December 31, 2015, the Company capitalized borrowing costs of $19,819 (December 31, 2014 – $19,277) to mine under construction and recognized $2,754 (December 31, 2014 - $2,677) of borrowing costs under finance expense in its consolidated statement of comprehensive (loss)/income. As of December 31, 2015, the Company included accrued interest on the long-term debt of $5,833 (December 31, 2014 - $5,833) under accrued liabilities in its consolidated statement of financial position.

The Company has complied with its long-term debt covenants as at December 31, 2015.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

	Offering	Facility	Total
	$	$	$
Balance at January 1, 2014	158,599	-	158,599
Debt issued	-	35,497	35,497
Accretion and capitalized interest	4,456	2,369	6,825
Balance at December 31, 2014	163,055	37,866	200,921

Accretion and capitalized interest	5,072	2,509	7,581
Extinguishment	-	(40,375)	(40,375)
Balance at December 31, 2015	168,127	-	168,127

The table below details the timing of payments for principal and interest on the long-term debt:

			Payments due by period
		Less than	One to three	Three to four	After four
	Total	one year	years	years	years
	$	$	$	$	$
Offering debt	175,000	-	175,000	-	-
Offering debt interest	26,230	17,500	8,730	-	-

20.	PREFERENCE SHARES

a)	Authorized

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series shall be ranked on a parity with the preference shares of every other series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

b)	Issued

On April 25, 2013 (the “Closing Date”), the Company issued 116,000 series A preference shares of the Company at a price of $25 per series A preference share (“Series A Shares”) and 1,200,000 preferred shares of a subsidiary (“Subco”) of the Company (the “Subco Shares”) combined with 1,200,000 associated series B preference shares (“Series B Shares”) of the Company at a price of $25 per combined Subco Share and Series B Share, for gross aggregate proceeds of $32,900. Collectively, the Series A Shares and Subco Shares are referred to as the “Preference Shares”.

Quarterly preferential cumulative cash dividends accrue and, if, as and when declared by the applicable board of directors are payable on the last day of each of March, June, September and December in each year from the date of issuance. The amount of dividends that accrue on the Preference Shares on any dividend payment date shall be an amount per share equal to the product obtained by multiplying (i) the Dividend Liquidation Preference (as defined below) on such dividend payment date by (ii) the quotient obtained by dividing (A) the Production Schedule Yield (as defined below) on such dividend payment date by (B) four.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

The “Dividend Liquidation Preference” of a Preference Share on any dividend payment date means an amount equal to (i) the simple average of the afternoon London Gold Fix price per troy ounce for each trading day during the three-month period ending on the immediately preceding dividend payment date multiplied by (ii) 0.017501.

The “Production Schedule Yield” means for any dividend payment date the percentage rate appearing under the heading “Annual Dividend Yield” in the table below corresponding to the Monthly Production Level for such dividend payment date (where Monthly Production Level for any dividend payment date refers to the average monthly production level during the three-month period ending on the immediately preceding dividend payment date).

Monthly Production	Annual Dividend
Level (ounces)	Yield (%)
< 8,001	10.00
8,001 - 9,000	10.50
9,001 - 10,000	11.00
10,001 - 11,000	11.50
11,001 - 12,000	12.00
12,001 - 13,000	12.50
13,001 - 14,000	13.00
14,001 - 15,000	13.50
15,001 - 16,000	14.00
16,001 - 17,000	14.50
> 17,000	15.00

The Preference Shares are not redeemable at the option of the Company or Subco, as applicable, until the later of (i) the first date on which the Company and its subsidiaries have achieved total cumulative gold production of 800,000 ounces from and including the Closing Date and (ii) the date that is five years from the Closing Date.

Commencing on the first day after the date that is five years from the Closing Date, for so long as the Company and its subsidiaries have achieved total cumulative gold production that is less than 800,000 ounces from the Closing Date, each holder of the Preference Shares will have the option at any time to require the Company or Subco, as applicable, to redeem all or a part of its Preference Shares.

Commencing on the tenth anniversary of the Closing Date, each holder of a Preference Share will have the option at any time to require the Company or Subco, as applicable, to redeem the Preference Shares legally available for such purpose.

The Series B Shares were issued for a nominal price and are held by the sole holder of all of the Subco Shares. The terms of the Series B Shares provide that, in the event that two quarterly dividend payments (whether or not consecutive) on the Subco Shares or the Series A Shares shall have accrued and been unpaid, the holders of the Series B Shares will be entitled to notice of, and to attend, at each annual and special meeting of shareholders or action by written consent at which directors of the Company will be elected and will be entitled to a separate class vote, together with the holders of the Series A Shares and the holders of any other series of shares of the Company ranking on a parity with such Series B Shares or Series A Shares either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable to elect two members to the board of directors of the Company (each a "Preferred Holder Director") until dividends on the Subco Shares or Series A Shares have been paid in full or declared and set apart in trust for payment (whereupon such right shall cease unless and until another quarterly dividend payment on the Subco Shares or Series A Shares shall have accrued and been unpaid).

The Company has classified the Preference Shares as financial instruments measured at fair value through profit or loss for reporting purposes given that the shares contain an embedded derivative since they may possibly be redeemed at the option of the holder at a future date at a value based on future circumstances. The Preference Shares are revalued at each reporting date, with a gain or loss reported in the Company’s consolidated statement of comprehensive (loss)/income. On issuance, the Company recognized the Preference Shares at their fair value of $32,900 in its consolidated statement of financial position. As at December 31, 2015, the Company has recognized the Preference Shares at their fair value of $28,315 (December 31, 2014 - $32,626). For the year ended December 31, 2015, a gain of $4,596 was recorded in the consolidated statement of comprehensive (loss)/income for the change in fair value of the derivative financial liability (years ended December 31, 2014 – loss of $3,064). The fair value of the Preference Shares was obtained by using a discounted cash flow approach and market based inputs, where applicable.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

During the year ended December 31, 2015, the Company declared and paid dividends on the Preference Shares in the amount of $3,514 in respect of the dividend payment dates of September 30, 2014, December 31, 2014, March 31, 2015, and June 30, 2015. As at December 31, 2015, accrued dividends of $1,875 in respect of the dividend payment dates of September 30, 2015 and December 31, 2015 were included in the preferred shares balance. For the year ended December 31, 2015, dividend expense of $3,178 was reflected in the consolidated statement of comprehensive (loss)/income (year ended December 31, 2014 - $2,304) and $620 of dividends were capitalized to mine under construction (year ended December 31, 2014 - $774).

In February 2014, the Company completed a $40,000 financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares (collectively, the “Private Placement Preferred Shares”) of two of the Company’s subsidiaries (Namoya (Barbados) Limited and Twangiza (Barbados) Limited). The Private Placement Preferred Shares pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their Private Placement Preferred Shares into 63 million common shares of the Company at a strike price of $0.5673 per common share. A portion of the proceeds from the Private Placement were used towards the completion of the Namoya Mine; therefore, a portion of the dividends accrued and paid were capitalized to mine under construction. The first four dividend payments on the Private Placement Preferred Shares could be deferred by the Company and accumulated at an annual rate of 10%. The dividend payments due on September 2, 2014, December 1, 2014, and March 1, 2015 were so deferred. The dividend payments due on December 1, 2015 were also deferred as per an agreement with the holders of the shares. During the year ended December 31, 2015, dividends of $1,736 were paid (December 31, 2014 - $799).

The Company has elected to classify the Private Placement Preferred Shares as financial instruments measured at fair value through profit or loss for reporting purposes given that the shares comprise multiple embedded derivatives. The Private Placement Preferred Shares are revalued at each reporting date, with a gain or loss reported in the Company’s consolidated statement of comprehensive (loss)/income. On issuance, the Company recognized the Private Placement Preferred Shares at their fair value of $40,000 in its consolidated statement of financial position. As at December 31, 2015, the Company has recognized the Private Placement Preferred Shares at their fair value of $41,022 (December 31, 2014 - $38,490). For the year ended December 31, 2015, a loss of $1,490 was included in the consolidated statement of comprehensive (loss)/income for the change in fair value of the derivative financial liability (year ended December 30, 2014 – gain of $4,101). The fair value of the Private Placement Preferred Shares was obtained by using a discounted cash flow approach and market based inputs, where applicable. As at December 31, 2015, capitalized dividends of $3,634 were included in the Private Placement Preferred Shares balance of $41,022 (December 31, 2014 – capitalized dividends of $2,591). For the year ended December 31, 2015, dividends of $1,285 were capitalized to mine under construction (year ended December 30, 2014 - $1,110) and for the year ended December 31, 2015, dividend expense of $2,640 was reflected in the consolidated statement of comprehensive (loss)/income (year ended December 31, 2014 - $2,280).

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

Issued and outstanding preference/preferred shares are as follows (number of shares in thousands):

	Number of Shares	Fair Value
	(in thousands)	$
Series A Preference Shares
Balance as at January 1, 2014	116	2,466
Accrued cumulative dividends	-	140
Change in fair value during the year	-	271
Balance as at December 31, 2014	116	2,877
Accrued cumulative dividends	-	240
Dividend payments	-	(215)
Change in fair value during the year	-	(405)
Balance as at December 31, 2015	116	2,497

Subco Shares*
Balance as at January 1, 2014	1,200	25,506
Accrued cumulative dividends	-	1,450
Change in fair value during the year	-	2,793
Balance as at December 31, 2014	1,200	29,749
Accrued cumulative dividends	-	2,484
Dividend payments	-	(2,224)
Change in fair value during the year	-	(4,191)
Balance as at December 31, 2015	1,200	25,818

Namoya Barbados Private Placement Preferred Shares
Issued on February 28, 2014	20	20,000
Issued as dividends-in-kind	1	-
Change in fair value during the year	-	(755)
Balance as at December 31, 2014	21	19,245
Issued as dividends-in-kind	-	-
Change in fair value during the year	-	1,266
Balance as at December 31, 2015	21	20,511

Twangiza Barbados Private Placement Preferred Shares
Issued on February 28, 2014	20	20,000
Issued as dividends-in-kind	1	-
Change in fair value during the year	-	(755)
Balance as at December 31, 2014	21	19,245
Issued as dividends-in-kind	-	-
Change in fair value during the year	-	1,266
Balance as at December 31, 2015	21	20,511

Total Balance as at December 31, 2014		71,116
Total Balance as at December 31, 2015		69,337

*There are another 1,200 series B preference shares of the Company associated with the Subco Shares.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

21.	SHARE CAPITAL

a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, with no par value. All share, option and warrant amounts are presented in thousands.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designation, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

As of December 31, 2015, the Company had 252,159 common shares issued and outstanding (December 31, 2014 – 252,101).

	Number of shares
	(in thousands)	Amount
Balance as at January 1 and December 31, 2014	252,101	$518,615
Exercise of stock options	58	14
Balance as at December 31, 2015	252,159	$518,629

b)	Share purchase warrants (in thousands)

As part of the Offering disclosed in Note 19, the Company issued to the investors 8,400 Warrants, each of which is exercisable to acquire one common share of the Company at a price of $6.65 until March 1, 2017. As of December 31 2015, the Company had 8,400 Warrants outstanding (December 31, 2014 – 8,400).

In April 2013, the Company issued 735 broker warrants each of which was exercisable to acquire one common share of the Company at a price of Cdn$3.25 until February 24, 2015. As of December 31, 2015, all of these warrants had expired (December 31, 2014 – 735).

On August 18, 2014, warrants were issued as a part the Facility arranged by the Company (see Note 17c and 19). The warrants entitle the holders thereof to acquire 13.3 million common shares of the Company at a price of Cdn$0.269 per share for a period of 3 years, expiring August 18, 2017. As of December 31, 2015, all of these warrants were outstanding.

c)	(Loss)/income per share

(Loss)/income per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2015, amounting to 252,137 (December 31, 2014 – 252,101) common shares. Diluted income per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the year ended December 31, 2015 is 252,137 common shares (December 31, 2014 – 252,101). During the year ended December 31, 2015, 1,119 potential common shares related to stock options and warrants that would dilute basic earnings per share have not been included as they are anti-dilutive.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

22.	SHARE-BASED PAYMENTS

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the closing market price of the shares on the day prior to the grant date.

Options granted typically have a contractual life of five years from the date of grant. Options granted during 2015 had a vesting schedule of one-third of the options vesting on the grant date, one-third on the 12 month anniversary, and the remaining third on the 24 month anniversary.

The following tables summarize information about stock options (option numbers in thousands):

For the year ended December 31, 2015:

Exercise Price Range (Cdn$)	Opening Balance	During the Period								Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted		Exercised		Forfeiture		Expired

0.00 - 0.79	-		10,460		(58)		(402)		-	10,000	4.08	3,334	6,666
0.80 - 1.00	5,690		-		-		(315)		-	5,375	3.16	5,375	-
1.01 - 2.35	1,936		-		-		(723)		(1,213)	-	-	-	-
2.36 - 4.75	7,921		-		-		(1,691)		(70)	6,160	1.06	6,160	-
	15,547		10,460		(58)		(3,131)		(1,283)	21,535	2.99	14,869	6,666
Weighted Average Exercise Price (Cdn$)	2.87		0.21		0.20		3.08		2.21	1.59		2.21	0.21

For the year ended December 31, 2014:

Exercise Price Range (Cdn$)	Opening Balance	During the Period								Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted		Exercised		Forfeiture		Expired
0.80 - 1.00	2,830		3,525		-		(665)		-	5,690	4.15	1,815	3,875
1.01 - 2.35	3,822		-		-		(21)		(1,865)	1,936	0.59	1,936	-
2.36 - 4.75	8,984		-		-		(1,013)		(50)	7,921	2.07	7,921	-
	15,636		3,525		-		(1,699)		(1,915)	15,547	2.65	11,672	3,875
Weighted Average Exercise Price (Cdn$)	3.26		0.80				3.00		2.18	2.87		3.54	0.83

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date, expected price volatility of the underlying share based on the historical weekly share price, the expected dividend yield, the historical forfeiture rate and the risk free interest rate as per the Bank of Canada for the term of the stock option.

There were 10,460 stock options granted during the year ended December 31, 2015. The assessed fair value, using the Black-Scholes option pricing model, of stock options granted during the year ended December 31, 2015 was a weighted average Cdn$0.12 per stock option.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

The following table sets out model inputs for stock options granted during the year ended December 31, 2015 and 2014:

Year ended	December 31, 2015	December 31, 2014
Risk free interest rate	0.46% - 1.00%	1.05% - 1.10%
Expected life	3 years	3 years
Annualized volatility	85.64% - 93.46%	75.99 - 76.27%
Dividend yield	0.00%	0.00%
Forfeiture rate	2.00%	2.00%
Grant date fair value	$0.09 - $0.25	$0.16 - $0.27

During the year ended December 31, 2015, the Company recognized in the consolidated statement of comprehensive (loss)/income an expense of $733 (year ended December 31, 2014 – $576) representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $177 for the year ended December 31, 2015, (year ended December 31, 2014 – $171) related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized to the exploration and evaluation asset and to mine under construction.

These amounts were credited accordingly to contributed surplus in the consolidated statements of financial position.

23.	COMMITMENTS AND CONTINGENCIES

The Company has entered into a number of leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company’s future minimum operating lease commitments for office premises as at December 31, 2015 are as follows:

2016	$406
2017	297
2018	297
$1,000

The Company is committed to the payment of surface fees and taxes on its 14 exploration permits. The surface fees and taxes are required to be paid annually under the Congo Mining Code in order to keep exploration permits in good standing.

In addition to the above matters, the Company and its subsidiaries are also subject to routine legal proceedings and tax audits. The Company does not believe that the outcome of any of these matters, individually or in aggregate, would have a material effect on its consolidated (loss)/income, cash flow or financial position.

24.	RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Executive Chairman, the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the year ended December 31, 2015 and 2014 was as follows:

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

	Years Ended
	December 31,	December 31,
	2015	2014
	$	$
Short-term employee benefits	3,338	2,980
Share-based payments	583	609
Other benefits	68	73
Employee retention allowance	253	220
	4,242	3,882

As of December 31, 2015, the Company had an outstanding balance of $517 owed as a part of the 2013 settlement with the former CEO. It is payable in monthly installments expiring in the second quarter of 2016.

During the year ended December 31, 2015, directors fees of $316 (year ended December 31, 2014 - $378) were incurred for non-executive directors of the Company. As of December 31, 2015, $109 was included in accrued liabilities as a payable to key management (December 31, 2014 - $86).

25.	SEGMENTED REPORTING

The Company has three reportable segments: mining operations, mineral exploration, and the development of precious metal projects in the Congo. These segments are consistent with the manner in which the Chief Operating Decision Maker, the Company’s CEO, reviews and evaluates the Company’s performance. The operations of the Company are located in two geographic locations: Canada and the Congo. The Company’s corporate head office is located in Canada and is not an operating segment. All of the Company’s operating revenues are earned from production in the Congo and its mining, exploration and development projects are located in the Congo. The Company’s sales of gold bullion are prominently transacted with a single customer.

For the year ended
December 31, 2015	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Operating revenue	156,710	-	-	-	156,710
Total mine operating expenses	(100,665)	-	-	-	(100,665)
Gross earnings from operations	56,045	-	-	-	56,045

General and administrative	(4,814)	-	-	(7,260)	(12,074)
Share-based payments	(97)	-	-	(636)	(733)
Other charges and provisions, net	(8,848)	-	(4,216)	1,222	(11,842)
Impairment charges	-	-	(84,300)	-	(84,300)
Net income/(loss) from operations	42,286	-	(88,516)	(6,674)	(52,904)

Finance expenses	(5,164)	-	(404)	(14,627)	(20,195)
Foreign exchange (loss)/gain	(266)	-	-	219	(47)
Interest income	-	-	-	3	3
Net income/(loss) before tax	36,856	-	(88,920)	(21,079)	(73,143)

Income tax expense	-	-	-	(400)	(400)
Net income/(loss)	36,856	-	(88,920)	(21,479)	(73,543)

Gross capital expenditures	17,418	9,779	123,484	-	150,681

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

For the year ended
December 31, 2014	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Operating revenue	125,436	-	-	-	125,436
Total mine operating expenses	(96,045)	-	-	-	(96,045)
Gross earnings from operations	29,391	-	-	-	29,391

General and administrative	(4,104)	-	-	(7,214)	(11,318)
Share-based payments	9	-	-	(561)	(552)
Other charges and provisions, net	(337)	-	-	(804)	(1,141)
Net income/(loss) from operations	24,959	-	-	(8,579)	16,380

Finance expenses	(4,423)	-	(327)	(10,873)	(15,623)
Foreign exchange loss	(373)	-	-	(69)	(442)
Interest income	-	-	-	5	5
Net income/(loss)	20,163	-	(327)	(19,516)	320

Gross capital expenditures	14,025	12,415	100,085	189	126,714

Certain items from the Company’s statements of financial position are as follows:

December 31, 2015
	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Total non-current assets	271,415	139,989	409,658	117	821,179
Total assets	310,553	140,965	419,633	580	871,731
Provision for closure and reclamation	(3,059)	-	(5,007)	-	(8,066)
Long-term debt	-	-	-	(168,127)	(168,127)
Long-term portion of bank loans	-	-	(3,012)	-	(3,012)
Total liabilities	(93,429)	(4,818)	(104,213)	(249,771)	(452,231)

December 31, 2014
	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Total non-current assets	281,278	130,464	431,167	1,253	844,162
Total assets	315,599	131,313	438,241	2,329	887,482
Provision for closure and reclamation	(3,633)	-	(4,122)	-	(7,755)
Long-term debt	-	-	-	(200,921)	(200,921)
Long-term portion of bank loans	-	-	(3,869)	-	(3,869)
Total liabilities	(41,287)	(6,361)	(63,099)	(284,231)	(394,978)

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

Geographic segmentation of non-current assets is as follows:

December 31, 2015	Property, Plant and	Mine Under	Exploration and	Long-term
	Equipment	Construction	Evaluation	Investment	Inventory	Total
	$	$	$	$	$	$
Congo	289,510	388,012	139,738	-	3,802	821,062
Canada	117	-	-	-	-	117
	289,627	388,012	139,738	-	3,802	821,179

December 31, 2014	Property, Plant and	Mine Under	Exploration and	Long-term
	Equipment	Construction	Evaluation	Investment	Inventory	Total
	$	$	$	$	$	$
Congo	294,818	414,258	129,959	-	3,874	842,909
Canada	192	-	-	1,061	-	1,253
	295,010	414,258	129,959	1,061	3,874	844,162

26.	PRODUCTION COSTS

Production costs for the Company’s Twangiza Mine for the year ended December 31, 2015 and 2014 are as follows:

	Years ended
	December 31,	December 31,
	2015	2014
	$	$
Raw materials and consumables	(32,181)	(34,441)
Salaries	(17,785)	(15,441)
Contractors	(10,666)	(9,780)
Other overhead	(14,652)	(10,589)
Inventory adjustments	367	1,103
	(74,917)	(69,148)

27.	GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended
	December 31,	December 31,
	2015	2014
	$	$
Salaries and employee benefits	(3,363)	(3,102)
Consulting, management, and professional fees	(1,807)	(2,106)
Office and sundry	(2,173)	(1,394)
Congo corporate office	(3,715)	(3,755)
Depreciation	(75)	(89)
Other	(941)	(872)
	(12,074)	(11,318)

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

28.	OTHER CHARGES AND PROVISIONS, NET

	Years ended
	December 31,	December 31,
	2015	2014
	$	$
Legal and shareholder services[1]	-	(671)
Settlement	-	-
Gain/(loss) on change in fair value of financial instruments	(4,205)	(336)
Loss on disposition of property, plant and equipment	(125)	(153)
(Loss)/gain on investment, net of loss on disposition	(570)	48
Share of loss from investment in associate	-	(29)
Dilution gain/(loss) from investment in associate	-	-
Congo fines and penalties[2]	(6,652)	-
Writeoff of receivables	(290)	-
	(11,842)	(1,141)

1 Legal and shareholder services incurred in the year ended December 31, 2014 resulted from dissident shareholder nominations for the election of directors, which nominations were subsequently withdrawn.
2 Amounts currently in dispute

The fines and penalties provided for in the financial statements relate to ongoing matters with various taxation authorities in the Congo relating to the current year and historical years of operations. These matters pertain to the interpretation of tax laws and their interrelationship with the rights provided under the Company’s mining convention. The Company is taking all action available to mitigate the impact of assessments relating to prior periods and to create clarity and understanding to eliminate ongoing differences in interpretation and exposure. The Company has provided for amounts that are management’s best estimate and expects that any resulting amounts will likely be settled within the next year. In addition to the provision recorded, the Company has recorded VAT payable under the assessments and the corresponding VAT receivable that the Company is entitled to receive.

29.	FINANCE EXPENSES

		Years ended
		December 31,	December 31,
	Note
		2015	2014
		$	$
Dividends on Preference Shares	20	(3,178)	(2,304)
Dividends on Private Placement Preferred Shares	20	(2,640)	(2,280)
Transaction costs	19, 20	(5,175)	(1,565)
Interest and bank charges		(8,596)	(8,854)
Accretion	18	(676)	(620)
Income from derivative instruments		70	-
		(20,195)	(15,623)

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

30.	PUT OPTIONS

In March 2014, the Company purchased 54,000 European put options (the “Put Options”) with a strike price of $1,200 per ounce of gold with six monthly expiries starting from March 31, 2014 through to August 31, 2014. The Company classified the Put Options as financial assets at fair value through profit or loss for reporting purposes given that the Put Options are a derivative financial instrument as their value corresponds to the price of gold. On issuance, the Company recognized the Put Options at their fair value of $701 in its consolidated statement of financial position. For the year ended December 31, 2014, a loss of $701 was included in the consolidated statement of comprehensive (loss)/income for the change in fair value of the derivative financial instruments. The fair value of the Put Options was obtained by using a quoted market price. All of the Put Options expired unexercised during the year ended December 31, 2014.

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, trade and other receivables, bank loans and trade and other payables approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost (excluding the Offering) are approximated by their carrying values.

The following table provides information about financial assets and liabilities measured at fair value in the statement of financial position and categorized by level according to the significance of the inputs used in making the measurements:

	December 31, 2015
	Quoted prices in active	Significant other	Significant other
	markets for identical	observable inputs	unobservable inputs
	assets (Level 1)	(Level 2)	(Level 3)
	$	$	$
Financial liabilities
Derivative instruments - mark-to-market	-	53,767	-
Preference Shares	-	28,315	-
Private Placement Preferred Shares	-	41,022	-

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not typically enter into such arrangements.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars and European Euros. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive (loss)/income. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2015. The table below also provides a sensitivity analysis of a 10 percent adverse movement of the US dollar against foreign currencies as identified which would have decreased the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at December 31, 2015.

	Canadian Dollar	South African	Congolese	British	European
		Rand	Franc	Pound	Euro
	CDN$	ZAR	CDF	£	EUR
Cash and cash equivalents	75	63	31,763	-	-
Prepaid expenses	394	-	358	14	-
Bank indebtedness			(81,243)
Accounts payable	(1,989)	(22,980)	(121,092)	(391)	(683)
Retention allowance	(1,181)	-	-	-	-
Total foreign currency financial assets and liabilities	(2,701)	(22,917)	(170,214)	(377)	(683)
Foreign exchange rate at December 31, 2015	0.7225	0.0649	0.0011	1.4824	1.0925
Total foreign currency financial assets and liabilities in US $	(1,951)	(1,487)	(187)	(559)	(746)
Impact of a 10% variance of the US $ on net income	(195)	(149)	(19)	(56)	(75)

d)	Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and trade and other receivables. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada and the Congo. The sale of goods exposes the Company to the risk of non-payment by customers. The Company manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations. The Company does not have any short-term investments.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at December 31, 2015 and December 31, 2014 is as follows:

	December 31,	December 31,
	2015	2014
	$	$
Cash and cash equivalents	2,262	1,002
Trade and other receivables	13,020	7,261
	15,282	8,263

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Should the Company experience production shortfalls at Twangiza, delays in ramp up at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease further, the Company will need to further examine funding options. The Company has the following financial obligations, excluding preferred shares classified as financial liabilities:

December 31, 2015		Payments due by period
	Total	Less than one year	One to three years	Three to four years	After four years
	$	$	$	$	$
Trade and other payables	82,235	82,235	-	-	-
Long-term debt, including interest	201,230	17,500	183,730	-	-
Bank loans	14,933	11,921	3,012	-	-
Derivative instruments	53,767	28,763	25,004	-	-

December 31, 2014		Payments due by period
	Total	Less than one year	One to three years	Three to four years	After four years
	$	$	$	$	$
Trade and other payables	86,396	86,396	-	-	-
Long-term debt, including interest	269,598	20,464	249,134	-	-
Bank loans	20,992	17,123	3,869	-	-
Derivative instruments	1,393	1,393	-	-	-
Deferred revenue	3,000	3,000	-	-	-

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets. In recent years, the Congo has experienced two wars and significant political unrest. Operating in the Congo may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign- exchange rates, commodity prices, interest rate and share based payment costs.

h)	Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company’s properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold. The following table demonstrates the impact of a 10% weakening in the spot price of gold:

	Years Ended
	December 31,	December 31,
	2015	2014
	$	$
Net (loss)/income	(73,543)	320
Impact of a 10% weakening of the price of gold	(15,671)	(12,544)
Net (loss)/income after impact	(89,214)	(12,224)

i)	Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral licenses, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

j)	Capital Management

The Company manages its bank overdraft, net of cash, bank loans, derivative instruments, preference shares, long-term debt, common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

	December 31,	December 31,
	2015	2014
	$	$
Bank overdraft, net of cash	3,777	2,651
Bank loans	14,933	20,992
Derivative liabilities	53,767	1,393
Preference shares	69,337	71,116
Long term debt	168,127	200,921
Share capital	518,629	518,615
Warrants	13,356	13,356
Contributed surplus	43,431	42,526
Deficit	(155,916)	(82,373)
	729,441	789,197

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

32.	CASH FLOWS

a)	Operating Cash Flows – Working Capital Adjustments

		Years Ended
		December 31,	December 31,
	Notes	2015	2014
		$	$
Trade and other receivables	6	(4,662)	1,606
Prepaid expenses and deposits	7	(168)	2,282
Inventories	8	975	(638)
Trade and other payables	13	(7,142)	9,441
Employee retention allowance	16	(330)	(179)
Deferred revenue	14	-	6,000
Derivative instruments - mark-to-market	17	1,955	-
		(9,372)	18,512

b)	Investing Cash Flows – Non-Cash Additions

		Years Ended
		December 31,	December 31,
	Notes	2015	2014
		$	$
Exploration and evaluation
Depreciation	10	637	805
Share-based payments	22	141	144
Employee retention allowance	16	185	204

Mine under construction
Depreciation	10	7,657	7,628
Share-based payments	22	36	28
Employee retention allowance	16	426	192
Accrued interest	15	5,916	6,492

c)	Financing Cash Flows – Issuance Proceeds and Costs

		Years Ended
		December 31,	December 31,
Gross proceeds from non-equity financing	Notes
		2015	2014
		$	$
Derivative instruments	17	57,000	-
Deferred revenue	14	50,000	-
Long-term debt and associated warrants	19	-	32,700
Repayment of long-term debt	19	(40,701)	-
Private placement preferred shares	20	-	40,000
Preference shares	20	-	-
		66,299	72,700

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

		Years Ended
		December 31,	December 31,
Issuance costs from non-equity financing	Notes
		2015	2014
		$	$
Derivative instruments	17	(3,675)	-
Deferred revenue	14	(300)	-
Long-term debt and associated warrants	19	-	(1,153)
Private placement preferred shares	20	-	(1,210)
Preference shares	20	-	-
		(3,975)	(2,363)

		Years Ended
		December 31,	December 31,
Gross proceeds from equity financing	Notes
		2015	2014
		$	$
Issuance of common shares	21	9	-
		9	-

33.	INCOME TAXES

The following table outlines the composition of income tax expense between current tax and deferred tax:

	Years Ended December 31,
	2015	2014
Current income tax expense (recovery)	$	$
Canada	-	-
Foreign	400	-
	400	-
Deferred income tax expense (recovery)
Canada	-	-
Foreign	-	-
	-	-

Total income tax expense (recovery)	400	-

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

The following table reconciles the income taxes calculated at statutory rates with the income tax expense in the consolidated statement of comprehensive loss/income:

	Years Ended December 31,
	2015	2014
	$	$
Net (loss) / income for the year	(73,143)	320
Combined federal and provincial income tax rates	26.50%	26.50%
Income tax (recovery)/expense at Canadian federal and provincial statutory rates	(19,383)	85

Different statutory rates on earning of foreign subsidiaries	(8,212)	2,504
Permanent differences	(3,988)	(3,642)
Non deductible Namoya impairment charge	22,340	-
Change in unrecognized net deductible temporary differences	9,643	1,053
Current income tax expense	400	-

The Company has net deductible temporary differences in Canada of $112,182 (December 31, 2014 - $99,169) for which no deferred tax asset was recognized.

	Years Ended December 31,
	2015	2014
	$	$
Non-capital losses	101,307	83,018
Net capital losses	23,367	23,284
Financing costs	8,460	9,716
Reserves	853	-
Investments	-	(140)
Deductible temporary differences	133,987	115,878

Fixed assets	(17)	47
Compound financial instrument and others	(21,788)	(16,756)
Taxable temporary differences	(21,805)	(16,709)
Net deductible temporary differences	112,182	99,169

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

The Company has available non-capital losses in Canada of $101,307 that if not utilized will expire as follows:

	$
2025		4,444
2027		4,301
2028		7,775
2029		11,115
2030		13,377
2031		12,798
2032		18,054
2033		7,058
2034		4,095
2035		18,290
		101,307

The Company also has available net capital losses in Canada of approximately $23,367, which can be carried forward indefinitely.

As at December 31, 2015, the Company has available losses of approximately $19,825 and net deductible temporary differences of $23,586 in relation to its operations in the Congo for which no deferred tax asset has been recognized. These losses can be carried forward indefinitely.

In the Congo, the Company is subject to a mining convention signed with the Congolese government that provides the Company with a 10-year tax holiday from the date of commercial production. The tax holiday enables the Company to earn income in the Congo that is exempt from corporate income tax during the period of the tax holiday.

34.	EVENTS AFTER THE REPORTING PERIOD

As of January 1, 2016, the Company declared commercial production for the Namoya mine.

In December 2015, the Company signed definitive agreements with Resource FinanceWorks (“RFW”) (through its affiliate RFW Banro Investments Limited (“RFWB”)) and with funds managed by Gramercy Funds Management LLC (“Gramercy”) for an equity private placement, a term loan facility and with funds managed by Gramercy and a gold streaming transaction relating to the Twangiza mine, providing total gross proceeds to the Company of $98.75 million. RFW manages the Baiyin Stream Partnership I, LP, a mining investment fund through which the investment has been made, and which is led by the Baiyin Nonferrous Group Co., Ltd., a strategic Chinese mining group based in Gansu, China. The equity placement and gold streaming transaction are transacted solely with RFWB, while the term loan will be funded by RFWB and Gramercy. The closing of these transactions was subject to certain conditions including certain regulatory approvals.

In February 2016, the Company closed the $67.5 million gold streaming transaction relating to the Twangiza mine (the “Twangiza Transaction”) with RFWB, the $22.5 million term loan funded by RFWB and Gramercy, and the $8.75 million equity private placement to RFWB.

The Twangiza Transaction provided for the payment by RFWB of a deposit in the amount of US$67.5 million and the delivery to RFWB over time of a certain percentage (the “Entitlement Percentage”) of the life-of-mine gold production (effective January 1, 2016) from the Twangiza mine, or any other projects located within 20 kilometres from the current Twangiza gold mine, based on the gold price at the time of delivery. The Entitlement Percentage is 11% based on a gold price between $1,150 and $1,500 per ounce, 12.5% based on a gold price of less than $1,150 per ounce, and 9.5% based on a gold price greater than $1,500 per ounce. When total gold production from the Twangiza mine has reached 1.14 million ounces from the commencement of the stream, the Entitlement Percentages above will be reduced by 50%. The ongoing payments by the purchaser to Twangiza upon delivery of the gold are $150 per ounce. At any time after the third anniversary of the closing of the Twangiza Transaction, Twangiza may, at its discretion, terminate the stream by paying to the purchaser in cash a buyback price equal to an amount which would result in the purchaser achieving an implied internal rate of return of 17.5% on the cash flows arising from the stream during the period from the closing of the Twangiza Transaction to the date that is 12 months following the date of payment of the buyback price.

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share amounts)

The term loan facility represents a loan of $22.5 million with an initial maturity date of November 30, 2016, but which may be extended until November 30, 2020 provided certain financial tests are met. The facility bears interest at a rate of 8.5% per annum for the first two years of the term and then at a rate of the 3 month LIBOR rate plus 8.0% for the last two years of the term, with the interest payable quarterly and the principal repayable in full at the end of the term of the facility. The loan may be prepaid at any time without penalty. At any time following the second anniversary of the loan, the lenders may require repayment. The Company has issued to the lenders a total of 10 million common share purchase warrants (“Warrants”) of the Company (5 million Warrants each to RFWB and to Gramercy in proportion to their advance of the term loan), with each such Warrant entitling the holder to purchase one common share of the Company at a price of $0.2275 for a period of three years.

Under the private placement transaction, the Company issued 50,000,000 common shares and 2.5 million Warrants to RFWB, for total gross proceeds to the Company of $8.75 million. These Warrants have the same terms as the Warrants issued under the term loan transaction as set forth above. RFWB holds approximately 16.6% of the outstanding common shares of the Company following completion of this private placement. For so long as RFWB holds at least 10% of the outstanding common shares of the Company, RFWB has the right to nominate one person for election to the Company board of directors at the annual shareholders meeting.

With the completion of the above transactions, the Company extinguished certain gold forward sale agreements entered into in February and April 2015 for approximately $31.8 million and deposited $26.23 million with the trustee for the payment of interest on the Company’s senior notes until their maturity in March 2017.